Wizard World, Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

November 16, 2011

Pamela Howell
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wizard World, Inc.
Form 8-K/A
Filed September 13, 2011
File No. 000-33383

Dear Ms. Howell:

By letter dated October 11, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (“Wizard World” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 8-K/A filed on September 13, 2011 (the “Filing”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s response.

Form 8-K/A, filed September 13, 2011

Entry Into a Material Definitive Agreement

1.
We note your response to comment one of our letter dated July 26, 2011 that the share exchange agreement is incorrect.  To the extent Exhibit 2.1 as filed on Edgar is not the correct version, please file the correct version.  If the inconsistency is for another reason, please disclose.

RESPONSE:  Exhibit 2.1 as filed on Edgar is the correct version and the version of the document signed by the applicable parties.  However, after execution, it was discovered that the calculation was incorrect, which is the reason for the inconsistency.

Business, page 3

Background, page 4

2.
We note the removal of Anaheim from the list of conventions production rights you have acquired.  However, this results in 11 convention production rights locations, not 12. Please revise the disclosure accordingly.

RESPONSE:  We have revised our disclosure accordingly.

3.
We reissue comment four of our letter dated July 26, 2011 as we are unable to locate responsive disclosure.  Please discuss the business development of Conventions as required by Items 101(h)(1)-(3) of Regulation S-K.

RESPONSE:  We have revised our disclosure to indicate that as the result of the Share Exchange, Conventions (which collectively refers to Kick The Can Corp. and its predecessors Wizard Conventions, Inc. and Kicking The Can, L.L.C) became a wholly owned subsidiary of the Company.

Kick The Can Corp. was incorporated in Nevada on September 20, 2010.  Kicking The Can, L.L.C. was formed in Delaware on April 17, 2009.  It also has not undergone any bankruptcy, receivership or similar proceeding, or any any material reclassification, merger, consolidation, or purchase of a significant amount of assets.  It sold a significant amount of its assets, namely the production rights to certain comic cons in certain cities pursuant to an asset purchase agreement, to Kick The Can Corp. on September 29, 2010.  Wizard Conventions, Inc. was originally incorporated under the name Entertainment Conventions, Inc. in New York on February 27, 1997.  Entertainment Conventions, Inc. changed its name to Wizard Conventions, Inc. on October 1, 2001.

4.
We note your revised disclosure in response to comment five of our letter dated July 26, 2011.  Please clarify whether the royalty of 10% of exhibitor revenues over $40,000 is capped at $60,000.  Furthermore, please file the GCX Holdings, Wizard Mid-Ohio acquisition agreement. We are unable to locate this exhibit.

RESPONSE:  The royalty is 25% of the first $40,000 of revenue from tables and booths, plus 10% of the amount over $40,000, "with a $60,000 cap on cumulative payments."  Additionally, we have filed the Wizard Mid-Ohio acquisition agreement as an exhibit to the latest amendment.

Conventions, page 5

5.
We note your revised disclosure in response to comment eight of our letter dated July 26, 2011.  Please reconcile your disclosure “if [you] were to receive revenues” from conventions with your substantial convention revenue line item in your statement of operations.

RESPONSE:  We have revised our disclosure accordingly.

Growth Strategy, page 11

6.
We note your response to comment 13 of our letter dated July 26, 2011 that you plan to raise additional money through private placements of convertible preferred stock, convertible promissory notes and warrants and we reissue the comment. You have removed this disclosure from your amended filing.  Please revise to add back this disclosure and discuss your plan of raising additional capital through private placements in greater detail.

RESPONSE: We have re-inserted and revised our disclosure and included greater detail about our plans to raise additional money through private placements.

7.
We note you plan to launch Wizard World Digital Entertainment Network by the end of 2011 and that you will work with display advertising networks and third party representation firms.  Please revise to discuss in greater detail your relationship with these third parties.  In the event any have been identified, name the party and disclose in what stage of negotiations you are.  Attach any executed agreements as exhibits.  See Item 601(b)(10) of Regulation S-K.

RESPONSE:  We have no signed agreements to date with third-party representation firms.  Third-party representation firms represent several web publishers (such as Wizard World), selling their display advertising inventory to brand advertisers and/or advertising agencies.  These third-party representation firms obtain a revenue share from the web publisher for any revenue earned through their sales efforts.  Wizard World is currently working with interclick, inc. (ad network) to monetize Wizard World’s display advertising inventory.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 21

8.
We reissue comment 14 of our letter dated July 26, 2011.  The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

RESPONSE:  We have revised our disclosure to provide a more detailed executive overview.

Results of Operation, page 22

9.
Your response did not fully address our prior comment 15.  Please disclose how much of the increase in revenue was related to an increase in events as opposed to an increase in per event revenue to the extent practicable.

RESPONSE:  The 8K/A has been revised to disclose how much of the increase in revenue was related to an increase in events as opposed to an increase in per event revenue.

Management, page 31

10.
We reissue comment 16 of our letter dated July 26, 2011.  Please revise to provide complete Regulation S-K Item 401(e) disclosure for each officer and director, including beginning and end dates for each employment and/or director position.  As nonexclusive examples, disclose when Mr. Fields become chief executive officer, secretary and director for Spirit Exploration, Inc., when Mr. Suess became a director for TicTock Studios and Derycz Scientific, Inc. and the business experience for Mr. Mat between December 2009 and June 2010.

RESPONSE:  We have revised our disclosure to include the beginning and end dates for each officer’s and director’s employment and/or director position.

11.
We partially reissue comment 17 of our letter dated July 26, 2011.  Mr. Field should be included in the list of officers and directors on page 31, as he was an officer at the time of the filing of the Form 8-K.

RESPONSE:  We have revised our disclosure accordingly and have included Mr. Fields in the list of officers and directors.

Involvement in Certain Legal Proceedings, page 33

12.
We reissue comment 19 of our letter dated July 26, 2011.  Since the company possesses the information to be in the position to know, please revise the opening sentence in this section to make a definitive statement with respect to the company’s directors and officers.

RESPONSE: We have revised our disclosure accordingly by removing the qualifying language and making a definitive statement with respect to the Company’s officers and directors.

Executive Compensation, page 33

13.
We partially reissue comment 18 of our letter dated July 26, 2011.  Please revise to provide a discussion of the potential payments upon termination or change of control in the Executive Compensation section.

RESPONSE: We have revised our disclosure to provide a discussion of the potential payments upon termination or change of control in the Executive Compensation section.

14.
We reissue comment 20 of our letter dated July 26, 2011.  While Mr. Shamus did not become CEO of the company until December 7, 2010, Mr. Shamus is also CEO of Conventions, which was acquired by the company, and therefore the compensation provided to Mr. Shamus through Conventions should be disclosed in this section.

RESPONSE:  Mr. Shamus was compensated through Wizard Entertainment, Inc. the parent of Conventions. The Company included an overhead allocation that properly allocated Convention overhead from Wizard Entertainment to Conventions.

15.
We partially reissue comment 21 of our letter dated July 26, 2011.  Please disclose the material terms of your 2011 Incentive Stock and Award Plan as we are unable to locate responsive disclosure. In this regard, we note terms, among others, relating to price and to the number of shares covered by the plan.

RESPONSE:  We have revised our disclosure to include the material terms of our 2011 Incentive Stock and Award Plan.

Certain Relationships and Related Transactions, page 36

16.
We reissue comment 22 of our letter dated July 26, 2011.  Please revise to clarify as of what date the outstanding balances of your debt transactions have been disclosed. In addition, please clarify how these transactions relate to Wizard World Inc. and its predecessor and tell us how you accounted for these transactions.  We continue to note that these transactions do not appear to be reflected in the financial statements.  It appears that you may be using the reference to “Conventions” in this section differently than as disclosed at the beginning of the Form 8-K.  For instance, you refer to acquiring the domain name and intellectual property rights from Conventions.  However, the disclosure on page one reflects that the company acquired Conventions.  Please provide clear disclosure throughout this section of these related party transactions.

RESPONSE:  The 8-K/A has been revised to clarify as of what date the outstanding balances of our debt transactions have been disclosed. In addition, the 8-K/A has been revised to clarify how these transactions relate to Wizard World, Inc. and its predecessor and to further disclose how management accounted for these transactions.

Please note that the financial statements are those of Wizard Conventions, Inc., and do not include the consolidation of Kick The Can Corp. or Kicking The Can, LLC.

17.	We reissue comment 23 of our letter dated July 26, 2011. Please include in this section the related party transaction discussed in footnote five to the financial statements.

RESPONSE:  The 8K/A has been revised to include in this section the related party transaction discussed in footnote five to the financial statements.

Exhibits

18.
We note that Exhibit 10.1 is missing exhibits, schedules and/or attachments.  In addition, we note that Schedule 1 to Exhibit 10.5 is not complete.  We also note that Exhibit 10.1 to the Form 8-K filed on August 30, 2011 is missing exhibits, schedules and/or attachments. Please file these exhibits in their entirety.

RESPONSE:  We have included all of the missing exhibits and or attachments and filed them with the latest Amendment.

Item 9.01 Financial Statements and Exhibits, page 57

19.
Your response did not address our prior comment 27.  Please remove the reference to Exhibit 99.2 in subparagraph (a) of this section as you have included financial statements in this amended Form 8-K instead of including them in exhibits.

RESPONSE:  We have removed reference to Exhibit 99.2 in subparagraph (a) of this section.

Financial Statements

20.
We note your response to prior comment 30. Please explain further to us why you believe it is relevant and useful to present financial statements through December 31, 2010, a period that combines both post-merger and pre-merger periods instead of the financial statements for the required pre-merger periods, i.e., as of and for each of the years ended December 31, 2008 and 2009 plus as of and for the nine months ended September 30, 2010.  Please also identify the amount of revenues earned and amount of net income or loss for Conventions for the period from December 8, 2010 and December 31, 2010, explain why you have not disclosed that you combined premerger and post- merger periods and also explain how you believe investors should evaluate this presentation. Finally, please clarify what you mean by “unconsolidated” financial statements as that term can be interpreted as meaning the applicable financial statements are not presented in accordance with GAAP. We may have further comments upon review of your response.

RESPONSE:  The Financial statements provided are that of Wizard Conventions for the years ended December 31, 2010 and 2009.  The financial statements do not include the consolidation of Goenergy. The Company plans to submit a waiver request with the Securities Exchange Commission to request the Wizard Convention audit for the year ended December 31, 2008 be permanently waived from disclosure.  At this point in time, the Company concludes that the information which would be included in such 2008 audited financial statement is stale and the time, resources and cost far outweigh the usefulness of such disclosure.

The Company plans to file a consolidated December 31, 2010 audited financial statement for Wizard World in a December 31, 2010 Form 10K.  This filing will include a consolidated financial statement which includes both Wizard Conventions and Goenergy.

The Company does not find any disclosure of income or loss for the period December 8, 2010 to December 31, 2010 as relevant.  The operations of Conventions have been included as the accounting acquirer for the entire calendar year. The consolidation will include Goenergy and will be filed as part of the December 31, 2010 Form 10K.  Goenergy had no revenues during such period of time.

Notes to the Consolidated Financial Statements

21.
Please tell us where you provided the disclosure requested in prior comment 28 as we do not see them in the financial statements. Accordingly, we reiterate the comment.  We would expect the Basis of Presentation note to include these disclosures. Please revise.

RESPONSE: The financial statements have been revised to include these disclosures.

Note 8 – Subsequent Events, page F-14

22.
We note your response to our prior comment 29.  We note your response did not address our comment as there has been no change to Note 8 – Subsequent Events.  Please expand the disclosure in this footnote to describe in detail the transaction that resulted in Kick The Can Corp becoming the successor to Wizard Conventions if that transaction was actually a subsequent event, otherwise, please include that disclosure in a non-Subsequent Events footnote.  Please also explain why the financial statements presented are those of Wizard Conventions given that Goenergy merged with Kick-The-Can.

RESPONSE:  The financial statements have been revised to further disclose the relationships of each of the entities and to further disclose how management determined Conventions as the predecessor.

Pro Forma Financial Information

23.
We note your response to our prior comment 31.  We note you state you provided pro forma financial statements; however, we cannot locate the pro forma financial statements in your amended filing.  Please revise to present pro forma financial information giving effect to the merger between Wizard Conventions and Kick-The-Can Corp and the merger between Kick-The-Can Corp and Goenergy.

RESPONSE:  The financial statements have been revised to present pro forma financial information giving effect to the merger between Wizard Conventions and Kick-The-Can Corp and the merger between Kick-The-Can Corp and Goenergy.

Other Exchange Act Reports

24.
You disclose in prior comment 32 that you have changed your year-end from July 31 to December 31.  We presume this change was made in connection with the merger with Kick-The-Can.  If so, please note you are not required to file Forms 10-Q for the interim periods ended January 31, 2011, April 30, 2011 and a Form 10-K for the year ended July 31, 2011.  You should file instead for Wizard World Inc, a Form 10-K for the year ended December 31, 2010, and Forms 10-Q for the interim periods ended March 31, 2011 and June 30, 2011.  If that this is not the case, please explain to us your plans.

RESPONSE:  The Company plans to file a Form 10-K for the year ended December 31, 2010 and Forms 10-Q for the interim periods ended March 31, 2011, June 30, 2011 and September 30, 2011.

Sincerely,

/s/ Gareb Shamus
Name: Gareb Shamus
Title: Chief Executive Officer

Wizard World, Inc.